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                        CONSENT OF INDEPENDENT AUDITORS




The Board of Directors
Fortune Petroleum Corporation:

We consent to the use of our report included herein and to the reference to our firm under the heading "experts" in the prospectus.

Our report dated March 10, 1995 except for Note 8 which is as of April 13, 1995, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net working capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.




KPMG Peat Marwick LLP


Los Angeles, California
November 7, 1995



                                  Exhibit 24.1